SHAREHOLDER MEETING (Unaudited)

On May 6, 1997, a special shareholder meeting was held at which the selection of Price Waterhouse LLP as the independent accountants and auditors of the Fund for the fiscal year beginning November 1, 1996 was ratified (Proposal No. 1), the proposed changes to certain of the Fund's fundamental investment policies, including changes to the investment objective were approved (Proposal No. 2), the Investment Advisory Agreement between the Fund and OppenheimerFunds, Inc. was approved (Proposal No. 3), the Subadvisory Agreement between OppenheimerFunds, Inc. and OpCap Advisors was approved (Proposal No. 4), and the Fund's Class A 12b-1 Distribution and Service Plan was approved by Class A shareholders (Proposal No. 5) as described in the Fund's proxy statement for that meeting. The following is a report of the votes cast:

                                                               Withheld/
Proposal                           For         Against           Abstain     Broker Non-Votes               Total
--------                           ---         -------           -------     ----------------               -----
Proposal No. 1             418,214.641              --                --              293,434         418,214.641
Proposal No. 2             405,402.866      12,811.775                --              293,434         418,214.641
Proposal No. 3             405,402.866      12,811.775                --              293,434         418,214.641
Proposal No. 4             404,865.866      12,811.775               537              293,434         418,214.641
Proposal No. 5             404,171.093      14,043.548                --              293,434         418,214.641